UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tiberius Acquisition Corporation
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

88633A107
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  88633A107

1	NAMES OF REPORTING PERSONS
Lagniappe Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,312,500 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,312,500 (1)(2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,312,500 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
See footnote (2) below.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20%(1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 88633A107

1	NAMES OF REPORTING PERSONS
Michael T. Gray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,312,500 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,312,500 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,312,500 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
See footnote (2) below.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20%(1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
See Item 4. These shares represent the founder shares held by Lagniappe Ventures LLC. Michael T. Gray, Executive Chairman and Chief Executive Officer of the Issuer, is the managing member of Lagniappe Ventures LLC. Mr. Gray has sole voting and dispositive control over such securities.

(2)	Excludes 4,500,000 shares which may be purchased by exercising warrants that are not presently exercisable.
(3)
Based on 21,562,500 shares of common stock issued and outstanding as of November 1, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

Item 1(a).	Name of Issuer

Tiberius Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3601 N Interstate 10 Service Rd W
Metairie, LA70002

Item 2(a).	Names of Persons Filing

Lagniappe Ventures LLC and Michael T. Gray (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

3601 N Interstate 10 Service Rd W
Metairie, LA70002

Item 2(c).	Citizenship

Lagniappe Ventures LLC is a limited liability company formed in Delaware. Michael T. Gray is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

 88633A107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2018, the Reporting Persons may be deemed to beneficially own 4,312,500 shares of the Issuer’s common stock, representing 20% of the total common stock issued and outstanding. The percentage of common stock held by the Reporting Persons is based upon 21,562,500 shares of common stock issued and outstanding as of November 1, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

Lagniappe Ventures LLC is the record holder of the shares reported herein. Michael T. Gray, Executive Chairman and Chief Executive Officer of the Issuer, is the managing member of Lagniappe Ventures LLC. Mr. Gray has sole voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2019

/s/ Michael T. Gray, as managing member of Lagniappe Ventures LLC	02/13/2019
/s/ Michael T. Gray	02/13/2019
** Signature of Reporting Person	Date